United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

BGM Group Ltd
(Name of Issuer)

Class A Ordinary Shares, par value $0.00833335 per share

(Title of Class of Securities)

G7307E123**

(CUSIP Number)

Furong Cao

Flat 1512, 15/F, Lucky Centre

No.165-171 Wan Chai Road

Wan Chai, 999077, Hong Kong

+86-157-56256951

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This refers only to the CUSIP of the Class A ordinary shares, par value $0.00833335 each, of the Issuer. There is no CUSIP for the Class B ordinary shares, par value $0.00833335 each, of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7307E123	Page 2 of 6 Pages

(1)	Names of reporting person: LX Management Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 9,800,000 Class B ordinary shares
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 9,800,000 Class B ordinary shares
(11)	Aggregate amount beneficially owned by each reporting person 9,800,000 Class B ordinary shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 49.0% of the issued and outstanding Class B ordinary shares(**)
(14)	Type of reporting person (see instructions) CO

CUSIP No. G7307E123	Page 3 of 6 Pages

(1)	Names of reporting person: Furong Cao
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 9,800,000 Class B ordinary shares (*)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,800,000 Class B ordinary shares (*)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 9,800,000 Class B ordinary shares (*)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 49.0% of the issued and outstanding Class B ordinary shares (**)
(14)	Type of reporting person (see instructions) IN

* Representing 9,800,000 Class B ordinary shares of the Issuer (the “Class B Ordinary Shares”) held indirectly by Ms. Furong Cao, through LX Management Company Limited. LX Management Company Limited is wholly owned by Ms. Furong Cao. According to the third amended and restated memorandum and articles of association (the “Third M&A”) of the Issuer, each Class B Ordinary Share is convertible, at the option of the holder thereof, with the consent of the directors by a vast majority of no less than two-thirds votes at a board meeting or by the written resolutions of all the directors, into one Class A ordinary share of the Issuer (each a “Class A Ordinary Share”). Each Class B Ordinary Share is entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one (1) vote.

** Based on 20,000,000 issued and outstanding Class B Ordinary Shares

CUSIP No. G7307E123	Page 4 of 6 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A Ordinary Shares, par value of $0.00833335, of BGM Group Ltd (the “Issuer” or “Company”), whose principal executive offices are located at No. 152 Hongliang East 1st Street, No. 1703, Tianfu New District, Chengdu, 610200, People’s Republic of China.

Item 2. Identity and Background.

(a) Name & Citizenship:

(i) Furong Cao (“Ms. Cao”), a citizen of the People’s Republic of China; and

(ii) LX Management Company Limited (“LX Management”), a company established in Hong Kong;

(collectively, the “Reporting Persons”)

(b) Residence or business address:

(i) The residential address of Ms. Cao is 14B West Tower, Huarun Vientiane Mansion, Yuehai Street, Nanshan District, Shenzhen, 518000, People’s Republic of China.

(ii) The business address of LX Management is Flat 1512, 15/F, Lucky Centre, No.165-171 Wan Chai Road, Wan Chai, 999077, Hong Kong.

(c) Principal business of each reporting person and address:

Ms. Cao is the sole director of LX Management and a director of the Issuer.

LX Management is a holding company with no actual operations.

(d) — (e) During the last five years, the Reporting Persons have not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 1, 2024, the Issuer entered into a share subscription agreement (the “Share Subscription Agreement”) with LX Management. Pursuant to the Share Subscription Agreement, the Issuer agreed to issue to LX Management 9,800,000 Class B ordinary shares of par value of US$0.00833335 each of the Issuer (the “Subscription Shares”, each “a Subscription Share”). The purchase price per Subscription Share is US$0.05 and LX Management agreed to pay to the Issuer a total consideration of US$490,000. The Subscription Shares are expected to be issued on or around November 27, 2024. Following the issuance of the Subscription Shares, Ms. Cao beneficially owns 9,800,000 Class B ordinary shares, representing 48.8% of the total voting power. LX Management holds 9,800,000 Class B ordinary shares, representing 48.8% of the total voting power.

The Share Subscription Agreement has been filed by the Issuer with the SEC as Exhibit 99.1 on Form 6-K on November 27, 2024, which is hereby incorporated by reference.

CUSIP No. G7307E123	Page 5 of 6 Pages

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference. The Reporting Persons acquired the Subscription Shares for investment purposes. Except as set forth above, the Reporting Persons do not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) — (c) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3, Item 4 and Item 5 of this Schedule 13D is incorporated by reference.

Item 7. Material to be Filed as Exhibits.

A joint filing agreement by both of the Reporting Persons is attached as Exhibit 99.1.

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

CUSIP No. G7307E123	Page 6 of 6 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2024

/s/ Furong Cao
Name: Furong Cao

LX Management Company Limited

/s/ Furong Cao
Name: Furong Cao
Title: Sole Director